Exhibit 1.04

For More Information:
Investor Relations Monish Bahl CDC Corporation 678-259-8510 Mbahl@cdcsoftware.com	Media Relations Lorretta Gasper CDC Software 678-259-8631 lgasper@cdcsoftware.com

FOR IMMEDIATE RELEASE

CDC Corporation Completes Aggregate Purchases of Over $60 Million of Convertible Notes, Below
Par Value, with Closing of Recent Additional Purchases

HONG KONG, ATLANTA, March 9, 2009 — CDC Corporation (NASDAQ: CHINA), a leading global enterprise software and new media company, announced today that an affiliate of the company has closed the purchase of the Company’s 3.75 Percent Senior Exchangeable Convertible Notes Due 2011 (Notes) with one Note holder that was announced on March 5, 2009, for cash, as well as signed and closed, today, an additional purchase of the entire remaining portion of the holdings of Notes from another Note holder.

In connection with today’s closing of the purchase of the entire remaining portion of the Notes from another Note holder, CDC paid an aggregate of (U.S.)$7.0 million in cash at closing and issued unsecured promissory notes in the aggregate amount of (U.S.)$15.0 million payable, with 8 percent interest, in two installments in March and September 2010.

With these two recent purchases, the entire holdings of Notes of six of the 11 separate Note holders have been purchased to date by CDC, representing an aggregate of more than $60 million of the face value of the outstanding Notes, at an average value below par value.

The agreements with the Note holders are consistent with company management’s current SFAS 157 valuation estimate and the results of a previously reported valuation by a third party independent consultant, which valued the Notes in the fourth quarter of 2008 at approximately $0.76 per $1.00 of original principal (par) value.

“We are extremely pleased to have achieved this very significant milestone for the company,” said Peter Yip, CEO of CDC Corporation. “By using a combination of the company’s own internal cash, cash generated from operations and today’s refinancing, we have been able to purchase more than $60 million in face value of our convertible notes at an average price that is a discount to par value, with no dilution of shareholder equity as a result of these transactions. After these purchases, our balance sheet remains strong with GAAP cash and cash equivalents of approximately (U.S.) $128 million.

“Despite the severe headwinds that are impacting the global economy, our core businesses continue to generate cash, as we were fortunate enough to cut operating costs early in 2008 in anticipation of a general slowdown,” Yip added. “With our strong balance sheet and present operational performance, we plan to resume pursuing strategic and opportunistic acquisitions for expanding our software platform, such as our recently-announced Categoric transaction, as well as increasing our marketshare in China for our MMO online games business. We remain confident of our global business which is reinforced by our strong presence in China.”

About CDC Corporation

The CDC family of companies includes CDC Software focused on enterprise software applications and services, CDC Games focused on online games, and China.com focused on portals for the greater China markets. For more information about CDC Corporation (NASDAQ: CHINA), please visit www.cdccorporation.net.

Cautionary Note Regarding Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements include statements regarding our expectations regarding the closing of the purchase transaction contemplated by the agreement referenced herein, our expectations of continued discussions or any agreement with one or more of our Note holders to buy their Notes, the valuation of the Notes and the accuracy thereof, the impact of the Notes and the valuation thereof on our financial statements and other potential Note modifications or other options, our beliefs regarding our continued success or progress in our negotiations with Note holders and maintaining or establishing relationships with our Note holders, our beliefs regarding our future financial condition and prospects, our beliefs regarding the fairness of any purchase or other transaction, our intent to continue to explore alternatives and amicable settlements with respect to the Notes, statements regarding the measurement of fair value of the Notes in the fourth quarter of 2008 and other forward-looking statements we may make. There is no assurance: (i) that the fair value measurement of the Notes now or in the future will not be higher or lower than that stated in this press release; (ii) as to the impact of any adjustment to the carrying amount of the Notes on the Company’s consolidated financial statements for the first quarter or full-year 2009 or periods subsequent thereto; (iii) that any discussions will result in additional definitive agreements with any of the Note holders, individually or collectively; and (iv) that the purchase of Notes as set forth above will be consummated. No prediction as to the Company’s performance of its obligations under the Notes is implied by any of the statements regarding fair value of the Notes in this release. These statements are based on management’s current expectations and are subject to risks and uncertainties and changes in circumstances. No prediction is made as to any other impact, if any, on the assets and liabilities reported in the Company’s financial statements for the year ending December 31, 2008, from applying the guidance of FASB 157. Further information on risks or other factors that could cause results to differ is detailed in filings or submissions with the United States Securities and Exchange Commission made by CDC Corporation in its Annual Report on Form 20-F for the year ended December 31, 2007, as originally filed with the SEC on June 30, 2008 and amended on September 15, 2008. All forward-looking statements included in this press release are based upon information available to management as of the date of the press release, and you are cautioned not to place undue reliance on any forward looking statements which speak only as of the date of this press release. The company assumes no obligation to update or alter the forward looking statements whether as a result of new information, future events or otherwise.